FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 22, 2003

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

SHAREHOLDERS’ MEETING 03/19/2004

Buenos Aires, March 22, 2004 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces that the following resolutions, among others, were adopted at the Company’s Regular and Special Shareholders’ Meeting held on March 19, 2004, to wit:

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Composition of the Board of Directors: José Eduardo de Barros Dutra, Néstor Cuñat Cerveró, Ildo Luis Sauer, José Sergio Gabrielli de Azevedo, Guilherme de Oliveira Estrella, Renato de Souza Duque, Rogério Almeida Manso da Costa Reis, Luiz Augusto Marciano da Fonseca, Rui Antonio Alves da Fonseca, Alberto da Fonseca Guimarães, Oscar Aníbal Vicente, Cedric Bridger, Héctor Daniel Casal, Daniel Maggi, Carlos Manuel Alvarez, Nicolás Perkins, Roberto Alejandro Fortunati, Carlos Alberto Pereira de Oliveira and Rafael Juan Guillermo Fernández Morandé were appointed Regular Directors and Luis Miguel Sas and Pablo Cavallaro were appointed Alternate Directors.

In compliance with Resolution Nº 368/2001 of the National Securities Commission (the “CNV”) we inform you that Alejandro Fortunati, Nicolás Perkins and Pablo Cavallaro will act as independent directors. The other proposed members will not act as independent directors pursuant to the beforementioned CNV Resolution.

•

Appointment of the members of the Supervisory Committee. Rogelio Norberto Maciel, Justo Federico Norman and Juan Carlos Cincotta were appointed regular members of the Supervisory Committee and Mariana Paula Ardizzone, María Laura Maciel and Olga Margarita Morrone de Quintana were appointed alternate members.